SUPPL

September 26, 2008

RECEIVED

2008 SEP 30 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 106/2008**

  Subject: Notification of the book closing for interest payment of debenture of the Company (AIS134A)

  Date: September 26, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
OCT 01 2008
THOMSON REUTERS

08005099

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 26, 2008

AIS-CP 106/2008

September 26, 2008

Subject: Notification of the book closing for interest payment of debenture of the Company (AIS134A)

To: The President
The Stock Exchange of Thailand

Refer to: The letter no. IVS.IB 08/3125 of TMB Bank Plc. on September 26, 2008

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debenture of the Company (AIS134A), the detail is shown in the referenced letter.

Referenced Letter

IVS.IB.08/3125

September 26, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed from 12.00 on October 16, 2008 for the right to receive the interest for the period # 2. AIS134A will be paid the interest on October 30, 2008 with interest rate 4.00 % from the period of July 30, 2008 to October 29, 2008 for 92 days.

END